A4 4/19/2002

02022885

c 4/18

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED APR 15 2002 WASH. D.C.

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 052676

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSB PARTNERS, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

DAMONMILL SQUARE, SUITE 6A
(No. and Street)

CONCORD	MA	01742
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH M. BATE — (978) 318-9799
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED APR 22 2002 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT.
(Name — *if individual, state last, first, middle name)*

12 PARMENTER ROAD	LONDONDERRY,	NH	03053
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

A4 4/19/2002

OATH OR AFFIRMATION

I, KENNETH M. BATE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JSB PARTNERS, L.P., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PARTNER

Title

Notary Public

Monisha Malhotra, Notary Public
Commonwealth of Massachusetts
My Commission Expires 10/31/2008

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSB PARTNERS, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

STEPHEN J. SUSSMAN

Certified Public Accountant

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report

To the Partners'
JSB Partners, L.P.
Concord, MA

We have audited the accompanying consolidate statement of financial condition of JSB Partners, L.P., and its subsidiary (the Company) as of December 31, 2001, and the related consolidated statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JSB Partners, L.P. and subsidiary at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
March 29, 2002

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 139,183
Restricted cash	7,663
Receivable from customers	251,208
Receivable from non-customers	65,306
Advances to partners'	102,250
Prepaid expenses	90,694
Other assets	113
Security deposits	1,386
Furniture and equipment, at cost, less accumulated depreciation of $51,167	52,222
Total assets	$ 710,025

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$ 114,166
Deferred revenue	10,000
Distributions payable	590
Income taxes payable	1,815
Total liabilities	126,571
Partners' capital	583,454
Total liabilities and partners' capital	$ 710,025

The accompanying notes are an integral part of these financial statements.

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Fee income	$ 1,062,452
Interest income	95,113
Other income	231
	1,157,796
Expenses:	
Employee compensation, guaranteed payments, and benefits	257,729
Consulting fees	124,622
Communications and data processing	70,032
Interest expense	58
Legal and professional fees	89,540
Occupancy expenses	78,137
Other operating expenses	304,442
	924,560
Income before income taxes	233,236
Provision for trade and income taxes	2,454
Net income	230,782
Other comprehensive income:	
Foreign currency translation adjustments	(10,946)
Comprehensive income	$ 219,836

The accompanying notes are an integral part of these financial statements.

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2001

Partners' capital at beginning of year	$	296,647
Net income		230,782
Partners' contributions		1,900,000
Partners' distributions		(29,980)
Notes receivable, partner		(1,803,049)
Foreign currency translation adjustment		(10,946)
Partners' capital at end of year	$	583,454

The accompanying notes are an integral part of these financial statements.

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:		
Net income		$ 230,782
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 25,760	
(Increase) decrease in operating assets:		
Increase in restricted cash	(7,663)	
Increase in receivables from customers	(239,202)	
Increase in receivables from non-customers	(65,306)	
Increase in advances to partners'	(101,750)	
Increase in prepaid expenses	(73,765)	
Decrease in other assets	5,701	
Non-cash interest income, due from partner	(93,049)	
Increase (decrease) in operating liabilities:		
Increase in accounts payable and accrued expenses	44,566	
Increase in income taxes payable	1,815	
Increase in distribution payable	590	
Increase in deferred revenue	10,000	
Total adjustments		(492,303)
Net cash used in operating activities		(261,521)
Cash flows from investing activities:		
Acquisition of office equipment		(10,411)
Cash flows from financing activities:		
Contributions from partners'		19,000
Principle payments on note receivable		171,000
Distributions to partners'		(29,980)
Net cash provided by financing activities		160,020
Effect of foreign currency translation on cash		(10,946)
Net decrease in cash		(122,858)
Cash at beginning of year		262,041
Cash at end of year		$ 139,183

The accompanying notes are an integral part of these financial statements.

JSB PARTNERS, L.P.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ 58
Income taxes	$ 639

NON-CASH TRANSACTIONS:

Note from partner for purchase of partnership interest	$ 1,881,000

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

JSB PARTNERS, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

The Company, a Delaware limited partnership, was organized in July 1999. The partnership shall continue in existence until December 31, 2049, unless terminated at an earlier date. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company's principle business is acting as financial advisors to Biotech and Pharmaceutical companies in their acquisitions and merger efforts.

Organizational Structure

The Partnership agreement provides for profits or losses to be allocated 1% to the General Partner, 24.75% to each individual Limited Partners.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying financial statements include the accounts JSB Partners, L.P. and JSP Partners, Gmbh, a wholly owned German subsidiary. Significant Intercompany balances and transactions have been eliminated in consolidation.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income. A foreign currency transaction loss of $2,858 is included in net income for the year ended December 31, 2001.

Restricted Cash

The Company has placed $7,663 in a term deposit account to serve as cash collateral for standby letters of credit in connection with an operating lease.

Fixed Assets

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2001 was $25,760.

NOTE 2 - TAXES ON INCOME

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

The German subsidiary is treated as a separate entity and is subject to trade and income taxes.

NOTE 3 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 8 to 1. The Company's net capital as computed under 15c3-1, was $22,612 at December 31, 2001, which exceeded required net capital of $14,571by $8,041. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 515.5%.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company has various non-cancelable operating leases on facilities requiring annual payments as follows:

Fiscal Year Ending	Amount
2002	$ 45,734
2003	33,260
2004	27,230
2005	1,767
Total	$107,991

Rent expense for the year ending December 31, 2001 was $43,862.

NOTE 5 – PROMISSORY NOTE

On April 1, 2001 the Partnership issued two promissory notes in the amount of $1,881,000 in return for partnership interest. The notes bear an interest rate of 7%. Notes receivable, partner is shown as reductions to partners' capital.

NOTE 6 – ADVANCE TO PARTNERS'

The Partnership has advanced $102,250 to partners' against future distributions. No interest has been accrued against these advances.

NOTE 7 – ACCOUNTS RECEIVABLE

The Company considers accounts receivable to be fully collectible at year-end. Accordingly, no allowance for doubtful accounts has been recorded.

NOTE 8– CONCENTRATION OF CREDIT RISK

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $39,183 at December 31, 2001.

JSB PARTNERS, L.P.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2001

JSB PARTNERS, L.P.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

Total ownership equity from statement of financial condition	$ 583,454
Total nonallowable assets from statement of financial condition	(560,842)
Net capital before haircuts on securities positions	22,612
Haircuts on securities	-
Net capital	$ 22,612
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 116,571
Total aggregate indebtedness	$ 116,571
Percentage of aggregate indebtedness to net capital	515.5%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 14,571
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 14,571
Excess net capital	$ 8,041
Excess net capital at 1000%	$ 10,955

JSB PARTNERS, L.P.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT DECEMBER 31, 2001

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED 12/31/01	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT 12/31/01
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 765,629	$ (182,175)	$ 583,454
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	669,267	(108,425)	560,842
Haircuts on securities	-	-	-
Total deductions	669,267	(108,425)	560,842
Net capital	$ 96,362	$ (73,750)	$ 22,612

SCHEDULE II

JSB PARTNERS, L.P.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Partners'
JSB Partners, L.P.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of JSB Partners, L.P. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
March 29, 2002